		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30
	2013	2012

Earnings operations before income from equity investees and taxes	$59,394	$41,260

Add back:
Fixed charges	77,002	77,145
Amortization of previously capitalized interest	2,221	2,211
Distributed income of Unconsolidated Joint Ventures	21,827	23,071

Deduct:
Capitalized interest	(6,874)	(98)

Earnings available for fixed charges and preferred dividends	$153,570	$143,589

Fixed charges:
Interest expense	$67,074	$74,203
Capitalized interest	6,874	98
Interest portion of rent expense	3,054	2,844
Total fixed charges	$77,002	$77,145

Preferred dividends	9,364	7,317

Total fixed charges and preferred dividends	$86,366	$84,462

Ratio of earnings to fixed charges and preferred dividends	1.8	1.7